Security Income Fund - Capital Preservation Series
Item 77D(g)

The Board of the Fund approved a change to the fund's investment objective, effective November 18, 2004, under which the Fund will no longer seek a high level of current income while seeking to maintain a stable value per share. The Fund's new investment objective will be to provide high income, while also seeking to maintain a high degree of stability of shareholders' capital. The Fund's objective is not a fundamental policy of the Fund and may be changed by the Board at any time. See the prospectus supplement incorporated by reference in response to Item 77Q1(b).